Brandon M. Warrington

Assistant Secretary

One American Road

Dearborn, MI 48126

(531) 910-8465

July 11, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Hodan Siad and Arthur Sandel

Telephone No.: (202) 679-7829 and (202) 551-3262

Re:	Ford Credit Auto Lease Two LLC;

CAB East LLC and

CAB West LLC (the "Co-Registrants")
Amendment No.1 to Form SF-3 Shelf Registration Statement (the "Registration Statement"); Filed July 11, 2025; File No.  333-287350, 333-287350-01 and 333-287350-02

On behalf of each Co-Registrant, and in response to the letter dated June 12, 2025, from the staff of the U.S. Securities and Exchange Commission to Ryan Hershberger, we submit the following responses, together with Amendment No.1 to the Registration Statement referred to above.

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our responses are references to the page numbers in the clean version of the form of prospectus included in Amendment No. 1 to the Registration Statement on Form SF-3.

Registration Statement on Form SF-3

General

1.            Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Confirmed.

Form of Prospectus

Risk Factors

A decline in the financial condition or business prospects of Ford, Ford Credit or other interdependent market participants..., page 46

2.             We note your disclosure in the prospectus of certain events that may adversely affect Ford Credit's ability, as sponsor, to honor its commitment to reallocate leases and leased vehicles due to breaches of representations or warranties, and may also affect Ford Credit's ability, as servicer, to service the leases and leased vehicles or reallocate the leases and leased vehicles due to certain servicer modifications, which could result in losses on the notes. Please revise your form of prospectus as appropriate to include bracketed disclosure, indicating that you will provide information regarding Ford Credit’s financial condition, to the extent that there is a material risk that the effect on its ability to comply with its reallocation or servicing obligations resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1108(b)(4) of Regulation AB.

We have included the requested bracketed disclosure regarding the inclusion of information regarding Ford Credit’s financial condition. See page 51 of the form of prospectus.

Part II. Information Not Required in Prospectus

Item 15. Undertakings, page II-13

3.             Please revise to remove the undertaking under Item 512(i) of Regulation S-K as it does not apply to offerings of asset-backed securities on Form SF-3 relying on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).

We have removed the undertaking under Item 512(i) of Regulation S-K.

* * * * *

If you have any questions or comments regarding our response letter and the Registration Statement referred to above, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Brandon M. Warrington

Brandon M. Warrington
Assistant Secretary

cc:	Ryan Hershberger, Ford Credit Auto Lease Two LLC CAB East LLC and CAB West LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP

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